HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

May 21, 2007	FILE NO: 68748.000002

VIA EDGAR

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FBR Capital Markets Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 10, 2007
File No. 333-141987

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-141987) (the “IPO Registration Statement”), and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated May 14, 2007, which relates to Amendment No. 1 (“Amendment No. 1”) to the IPO Registration Statement filed by the Company with the Commission on May 10, 2007.

For convenience of reference, each Staff comment contained in your May 14, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter and two courtesy copies of Amendment No. 2 to the IPO Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the IPO Registration Statement filed with the Commission on May 10, 2007. The changes reflected in Amendment No. 2 to the IPO Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the IPO Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

May 21, 2007

IPO Registration Statement shall have the meanings set forth in the IPO Registration Statement.

Management’s Discussion and Analysis

Executive Summary of Segment Results for the Three Months Ended March 31, 2006 and 2007

1.	Please provide a table of your segment results for the interim periods ended March 31, 2007 and March 31, 2006 in a similar manner and with the same financial information provided in the tables for each of the three years ended December 31, 2006 on pages 43, 45 and 47. Please consider whether any additional discussion needs to be provided in MD&A regarding the additional financial information provided.

Response: The Company has revised the disclosure on pages 40, 41, 42 and 43 of the prospectus included in the IPO Registration Statement in response to the Staff’s comment.

Compensation of Directors, page 97

2.	We note you added disclosure regarding compensation for your directors. Please provide the director compensation table and disclosure, including the fair value of the equity awards, required by Item 402(k) of Regulation S-K.

Response: The Company respectfully informs the Staff that it did not compensate any of its directors for services as members of the Company’s Board of Directors in the fiscal year ended December 31, 2006. Accordingly, the Company is not required to provide the director compensation table and disclosure, including the fair value of equity awards, required by Item 402(k) of Regulation S-K. In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the prospectus included in the IPO Registration Statement to clarify that no compensation was paid to directors for services as members of the Company’s Board of Directors in the last completed fiscal year.

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

May 21, 2007

Financial Statements

Unaudited Financial Statements for the Three Months Ended March 31, 2007

Note 10. Segment Information, page F-14

3.	Please present the same financial information in your table for the interim periods ended March 31, 2007 and March 31, 2006 as provided in Note 14 of your financial statements for the year ended December 31, 2006. This additional financial information should include the components of revenues, net of interest expenses as well as variable and fixed compensation and operating expenses.

Response: The Company has revised the disclosure on page F-15 of the prospectus included in the IPO Registration Statement in response to the Staff’s comment.

Audited Financial Statements for the Year Ended December 31, 2006

Note 14. Segment Information, page G-34

4.	Please continue to present total assets and net assets by each segment as of each balance sheet date as was done in the Form S-1 filed on April 10, 2007. Ensure that the interim financial statements include similar disclosures as well.

Response: The Company has revised the disclosure on pages G-34 and G-35 of the prospectus included in the IPO Registration Statement in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/    Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan